UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 4)*

GLOBAL SPORTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37937A 10 7

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 2 OF 16 PAGES
---------------------                                  ------------------------

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CORP.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 3 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          22,321,267
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    4,309,176
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         22,321,267
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 4 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL LP
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          4,849,332
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    4,235,098
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         4,849,332
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 5 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL ADVISORS FUND LP
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          17,507,447
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    109,576
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         17,507,477
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 6 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 7 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 8 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         RONALD D. FISHER
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,325,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,325,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 9 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         CHARLES R. LAX
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 10 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                  ------------------------
CUSIP NO. 37937A 10 7                                  PAGE 11 OF 16 PAGES
---------------------                                  ------------------------

--------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         MASAYOSHI SON
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          27,290,963
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,653,850

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         27,290,963
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               The statement on Schedule 13D previously filed by SOFTBANK Capital Partners LP (“SB Capital Partners”), SOFTBANK Capital Partners LLC (“SB CP LLC”), SOFTBANK Capital Partners Investment Inc. (“SB CPI”), Ronald D. Fisher (“Mr. Fisher”), Charles R. Lax (“Mr. Lax”), SOFTBANK Holdings Inc. (“SBH”), SOFTBANK Corp. (“SOFTBANK”) and Masayoshi Son (“Mr. Son”) with respect to shares of Common Stock (the “Common Stock”) of Global Sports, Inc. (the “Company”) is hereby amended and supplemented to report the addition of SOFTBANK Capital LP, a Delaware limited partnership (“SB Capital”) and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership (“Advisors Fund”), as a filing person. Except as amended and supplemented hereby, the original statement on Schedule 13D remains in full force and effect. SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the “Reporting Persons.”

ITEM 2. IDENTITY AND BACKGROUND.

               SB Capital and Advisors Fund are each investment funds managed by their sole general partner, SB CP LLC, and as a result securities owned by SB Capital or Advisors Fund may be regarded as being beneficially owned by SB CP LLC. The principal business offices of SB Capital and Advisors Fund, as well as SB Capital Partners, SB CP LLC, SB CPI and SBH, are located at 1188 Centre Street, Newton Center, Massachusetts 02459, which is also the business address of Mr. Fisher and Mr. Lax. During the last five years, neither SB Capital nor Advisors Fund has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has SB Capital or Advisors Fund been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               Effective as of June 30, 2000, the partners of SB Capital Partners approved a plan of reorganization pursuant to which certain partners of SB Capital Partners withdrew from SB Capital Partners, which distributed in kind certain assets to such partners in full redemption and exchange for their interest in SB Capital Partners, and they contributed such assets to SB Capital. SB CP LLC is the general partner of both partnerships. Pursuant to the plan of reorganization, SB Capital Partners transferred an aggregate of 4,235,098 shares of Common Stock to SB Capital. As a result, as of the date of this statement, SB Capital Partners holds 4,309,176 shares of Common Stock, SB Capital holds 4,235,098 shares of Common Stock and Advisors Fund holds 109,576 shares of Common Stock.

               On May 1, 2000, SB Capital Partners acquired Warrants to Purchase Common Stock of Global Sports, dated as of May 1, 2000, which entitle it to purchase 1,232,125 shares of Common Stock. See Exhibit L to Amendment No. 2 to the Schedule 13D dated May 4, 2000 (“Amendment No. 2”). Pursuant to the plan of reorganization described above, SB Capital Partners transferred Warrants to purchase 614,234 shares of Common Stock to SB Capital. As of the date of this statement, SB Capital Partners holds Warrants to purchase 624,978 shares of

Page 12 of 16 Pages

Common Stock, SB Capital holds Warrants to purchase 614,234 shares of Common Stock and Advisors Fund holds Warrants to purchase 10,788 shares of Common Stock. Including both the Common Stock and the Warrants, as of the date of this statement, SB Capital Partners may be deemed to be the beneficial owner of 4,934,154 shares of Common Stock, SB Capital may be deemed to be the beneficial owner of 4,849,332 shares of Common Stock and Advisors Fund may be deemed to be the beneficial owner of 120,364 shares of Common Stock.

               Under a Voting Agreement, dated as of May 1, 2000, with Michael G. Rubin, filed as Exhibit J to Amendment No. 2, Mr. Rubin granted certain voting rights to SB Capital Partners and Advisors Fund. As a result, SB Capital Partners and Advisors Fund may each be deemed to be beneficial owners of the 7,887,113 shares of Common Stock owned by Mr. Rubin. In addition, under a Voting Agreement, dated as of September 13, 2000, with Interactive Technology Holdings, LLC (“Interactive”), which was filed as Exhibit M to Amendment No. 3 to the Schedule 13D dated October 24, 2000, Interactive granted certain voting rights to SB Capital Partners and Advisors Fund. As a result, SB Capital Partners and Advisors Fund may each be deemed to be beneficial owners of the 9,500,000 shares of Common Stock owned by Interactive. As a result, including the shares owned by Mr. Rubin and Interactive, SB Capital Partners may be deemed to be the beneficial owner of an aggregate of 22,321,267 shares of Common Stock, and Advisors Fund may be deemed to be the beneficial owner of an aggregate of 17,507,477 shares of Common Stock.

               Total Outstanding Shares. According to the Company’s report on Form 10-Q for the quarter ended September 29, 2001, the total number of shares of Common Stock outstanding as of October 29, 2001 was 37,193,091 shares. If all of the warrants described above were exercised as of that date, the total number of shares of Common Stock outstanding would have been 38,443,091 shares.

               SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 27,290,963 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 71.0% of the Common Stock outstanding.

               SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed a beneficial owner of 27,290,963 shares of Common Stock, consisting of 27,290,963 shares beneficially owned by SB CPI, or a total of approximately 71.0% of the Common Stock outstanding.

               SB CPI, Mr. Fisher and Mr. Lax. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of the 27,290,963 shares of Common Stock beneficially owned by SB CP LLC, or approximately 71.0% of the Common Stock outstanding. Mr. Fisher, a director of the Company, also holds options to purchase 46,250 shares of Common Stock, of which options to purchase 35,000 shares are currently exercisable, and accordingly may be deemed a beneficial owner of 27,325,963 shares of Common Stock, or 71.0% of the Common Stock outstanding.

               SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 27,290,963 shares of Common Stock, consisting of 22,321,267 shares beneficially owned by SB

Page 13 of 16 Pages

Capital Partners, 4,849,332 beneficially owned by SB Capital and 17,507,477 shares beneficially owned by Advisors Fund, or a total of approximately 71.0% of the Common Stock outstanding.

               Mr. Son. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 37.2% interest in SOFTBANK. Accordingly, the 27,290,963 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 71.0% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is hereby supplemented to include the following:

Exhibit N	Agreement of Joint Filing, dated as of December 27, 2001, by and among SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son.

Page 14 of 16 Pages

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2001	SOFTBANK CAPITAL PARTNERS LP
SOFTBANK CAPITAL LP
SOFTBANK CAPITAL ADVISORS FUND LP
by: SOFTBANK CAPITAL PARTNERS LLC,
     their General Partner
SOFTBANK CAPITAL PARTNERS LLC
SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
RONALD D. FISHER

By: /s/ Ronald D. Fisher
Name:  Ronald D. Fisher
Title:  Managing Director of Softbank Capital
           Partners LLC and President of Softbank
           Capital Partners Investment Inc.

CHARLES R. LAX

By: /s/ Charles R. Lax
Name:  Charles R. Lax

SOFTBANK HOLDINGS INC.
SOFTBANK CORP.
MASAYOSHI SON

By: /s/ Stephen A. Grant
Name: Stephen A. Grant
Title:  Attorney-in-Fact for Softbank Holdings Inc.,
Softbank Corp. and Masayoshi Son

Page 15 of 16 Pages